02056060

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE FOR AUGUST 26, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

TELECOM

FOR IMMEDIATE RELEASE

Market Cap: P$768 million
(August 23, 2002)

Contacts:
Elvira Lazzati
Pedro Insussarry
Telecom Argentina
(54-11) 4968-3626/3627
inversores@intersrv.telecom.com.ar

Kevin Kirkeby
Golin/Harris International
(212) 697-1436/9191
kkirkeby@golinharris.com

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. ANNOUNCES CONSOLIDATED SIX-MONTH PERIOD AND SECOND QUARTER RESULTS FOR FISCAL YEAR 2002*

HIGHLIGHTS

* **Net revenues totalled P$1,914 MM (-36% vs 1H01).**
* **EBITDA** represented 47% of net revenues, totaling P$908 MM.**
* **Net loss reached P$4,097 MM.**
* **EPADS amounted to P$(20.81) for the 1H02.**

Buenos Aires, August 23, 2002- Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), one of Argentina's largest companies, today announced a consolidated net loss of P$4,097 million, under to Argentine GAAP, for the six-month period of fiscal year 2002 ended June 30 ("1H02"). Comparatively, consolidated net income for the six-month period ended June 30, 2001 ("1H01") was P$80 million. Consolidated net loss for the second quarter of fiscal year 2002 ("2Q02") was P$836 million. Comparatively, consolidated net income for the second quarter of fiscal year 2001 ("2Q01") was P$19 million.

Earning/(loss) per share and ADR for the 1H02 amounted to P$(4.16) and P$(20.81), respectively. Earnings per share and ADR for the 1H01 were P$0.08 and P$0.41, respectively. Earning/(loss) per share and ADR for 2Q02 amounted to P$(0.85) and P$(4.25), respectively. In comparison, earnings per share and ADR for 2Q01 were P$0.02 and P$0.10, respectively.


Consolidated EBITDA
(in MM P$)
42%
46%
41%
47%
620
352
1,238
908
3m-Jun01
3m-Jun02
6m-Jun01
6m-Jun02
EBITDA
EBITDA margin

Gross profit/(loss), EBITDA**, operating profit/(loss), and net income/(loss) for the 1H02 represented 34%, 47%, (2%) and (214%) of net sales, respectively; compared with 50%, 41%, 15% and 3%, respectively, for 1H01. Gross profit/(loss), EBITDA**, operating profit/(loss), and net income/(loss) for 2Q02 represented 19%, 46%,

* Non-financial data unaudited. All monetary figures are expressed in constant Argentine pesos as of June 30, 2002.
** EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization)= OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditures and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be considered as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

(14%) and (109%) of net sales, respectively; compared with 47%, 42%, 14% and 1%, respectively, for 2Q01.

The main factors contributing to the decline in margins were: a) the current economic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the "pesofication" enforced by the Argentine Government of the Company's tariffs at the rate of US$1=1 Peso, b) the decrease in traffic and rates in the basic telephony business (mainly in the domestic and international long distance services and interconnection services), and the decline in traffic and the average revenue per user in the cellular business that have affected revenues of the Company

As a consequence of the increase in inflation following the abolishment of the Convertibily law, the Professional Board of Economic Sciences of the City of Buenos Aires issued the Resolution N° 3/02 that re-instates Technical Resolution ("RT") N°6 and its amendments through RT N°19 concerning the restatement of Financial Statements in constant pesos as of January 1, 2002, using to adjust the financial figures the Wholesale Price Index.

On July 17, 2002 The Executive Power issued Decree N° 1269/02 that abolished Decree N°316/95 and reestablished inflationary accounting and on July 25, 2002, the National Securities Commission ("CNV") issued Resolution N°415/02, through which it adopted the inflation accounting method for fiscal years that started as from January 1, 2002, and determined that figures prior to such date must be considered as constant pesos as of December 31, 2001. Accordingly, the Company has accounted for these effects as required under the resolution. Figures corresponding to 1H01 and 2Q01 presented herein for comparative purposes have been restated to June 30, 2002 using an adjustment factor of 1.9562, which represents the wholesale rate of inflation during the 1H02. Additionally, figures corresponding to 1H02 and 2Q02 include the effects of the adoption of inflationary accounting.

Company Activities

Consolidated Net Revenues

Consolidated net revenues for 1H02 totaled P$1,914 million, a decrease of P$1,077 million or 36%, compared with P$2,991 million for 1H01 as a result of the re-expression of figures as of June, 30, 2001 and the rates that were frozen after the "pesofication" enforced by the Government.


Fixed lines
('000)
3,745
3,476
3,840
3,575
3,894
3,605
3,914
3,616
3,892
3,587
3,892
3,584
3,746
3,442
3,632
3,331
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Lines in service
Customer lines

In the basic telephony business, the main component of revenues, measured service, decreased by P$265 million or 34% to P$510 million during 1H02, as compared to 1H01 (P$775 million). The decrease was evidenced both in local and DLD traffic as the rates were frozen after the "pesofication" enforced by the Government and the deterioration of the macroeconomic conditions in the country had a negative impact on consumption patterns.

Total traffic volume measured in minutes decreased by 7% for 1H02 when compared to 1H01. Furthermore, for 1H02 urban traffic measured in minutes decreased by 7% and DLD traffic decreased by 6% when compared to 1H01.



Traffic
(in MM minutes)
3.441
3.639
3.285
3.473
3.571
3.597
3.095
3.209
524
619
611
630
641
644
592
577
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Local
DLD

Monthly basic charges decreased by P$189 million or 35%, to P$353 million for 1H02 when compared to 1H01 mainly due to the fact that rates were frozen after the "pesofication" enforced by the Government and the lower average number of lines in service of approximately 325,000 lines.

Supplementary services revenues decreased by P$53 million or 45% to P$66 million for 1H02 when compared to 1H01 mainly due to the fact that rates were frozen after the "pesofication" enforced by the Government and to the discounts applied by the Company to the different services.

Installation fees paid by new customers decreased by P$15 million or 60% to P$10 million for 1H02, as compared to 1H01 largely due to a lower number of lines connected (approximately 69,600 lines connected in 1H02 as compared to 164,600 lines connected in 1H01) and to a lower average installation prices (P$121 to P$105 per line) due to the fact that prices grew at lower rate than the rate of inflation.

Revenues from public telephony decreased by P$72 million or 42% to P$98 million, during 1H02 when compared to 1H01. The main reasons for this decrease were that rates were frozen after the "pesofication" enforced by the Government, the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues received from public telephones.



Public Telephony Lines
('000)
79
80
81
82
82
82
79
80
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02

Revenues generated by interconnection services during 1H02, mainly access and termination and long distance transport of calls charged to fixed line operators, decreased by P$8 million or 10% to P$70 million. Meanwhile, during the same period revenues generated by interconnection services provided to cellular operators decreased by P$2 million or 9% to P$21 million.



International Traffic
(in MM minutes)
62
59
55
63
56
62
61
58
50
52
53
52
50
50
50
48
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Incoming
Outgoing

Regarding the international telephony business, during 1H02, revenues decreased by P$47 million or 37% to P$80 million when compared to 1H01 primarily due to the fact that rates were frozen after the "pesofication" enforced by the Government, lower outgoing traffic of approximately 7% and lower settlement revenues

The revenues generated by the cellular business during the 1H02 decreased by P$307 or 37% to P$523 million when compared to the same period of fiscal year 2001.

Cellular Subscribers in Argentina
('000)


1.848
2.058
2.163
2.180
2.194
2.136
2.108
2.116
804
1044
897
1161
903
1260
830
1350
784
1410
723
1413
647
1461
570
1546
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Contract
Prepaid

Cellular usage in Argentina
(ARPU in P$ / MOU in minutes)


123
113
101
98
93
89
76
80
74
68
59
55
55
51
37
27
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
ARPU
MOU

The revenues of **Telecom Personal in Argentina** decreased by P$344 million or 45% when compared to 1H01. The decrease was due to a lower number of subscribers (approximately 3% or 64.000 lines), lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 44% (to P$32 per customer per month as of June 30, 2002).

The customer base reached as of June 30, 2002 approximately 790,300, 1,270,000 and 56,000 for the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,116,000.

Total Cellular Traffic and Subscribers in Argentina


603
640
605
599
586
563
469
490
2,800
2,400
2,000
1,600
1,200
800
400
Subs ('000)
600
400
200
0
Traffic (MM minutes)
1118
1226
1283
1297
1312
1304
1282
1270
730
832
880
883
882
832
826
846
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
AMBA / South
North
Total Traffic

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated P$96 million in revenues during 1H02, which are consolidated into the revenues of Telecom Personal. This represented a decrease of P$37 million, or 63%, as compared to 1H01. The decrease can be attributed to the inflation adjustment of 1H01 figures but was partially offset by the increase in the customer base and exchange differences. As of June 30, 2002, Núcleo had approximately 545,000 cellular and PCS customers, an increase of approximately 112,000 customers, or 26%, as compared to June 30, 2001.

Cellular Subscribers in Paraguay
('000)


305
321
372
433
478
501
542
545
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02

Revenues generated by the data transmission business totaled P$160 million, representing a decrease of P$83 million or 34%. The decrease was a consequence of lower revenues generated by the terrestrial networks and the leasing of data circuits to other operators. Additionally, the increase of monthly charges and Internet dial-up measured services as a consequence of the increase of Internet subscribers that use the special prefix 0610 and local numbers with 4004 numbering and similar, was lower than the rate of inflation. As of June 30, 2002 Internet minutes represented 32% of total traffic measured in minutes transported over the fixed-line network.

Internet Traffic
(in MM minutes)



1,834
1,825
1,681
1,855
2,092
1,866
1,543
1,766
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02

Internet revenues decreased by P$4 million or 10% to P$35 million during the 1H02. As of June 30, 2002, the number of subscribers to high-speed Internet access services (ADSL) has reached approximately 25,000. Furthermore, Internet dial-up customers reached approximately 156,000.

Internet subscribers
('000)



200
254
317
333
292
257
187
181
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02

In the **telephone directories' publishing business**, revenues from the affiliate company Publicom decreased by P$29 million due to the delay in the publication of directories.

Operating Costs

The cost of services provided, administrative expenses, and selling expenses for 1H02 decreased by P$604 million or 24% to P$1,953 million when compared 1H01, mainly as a result of the inflationary adjustment of 1H01 figures. The specific variations for each line are explained below.

Salaries and social security contributions decreased by P$204 million or 40% to P$311 million for 1H02 primarily due to the reduction in salaries of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. The increase in headcount in the basic telephony activity reflects the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. Furthermore, a decrease in labor cost was registered in Publicom due to the delay in the publication of directories.

Employees



14.781
14.984
14.876
14.747
14.615
14.453
14.387
14.229
2588
2005
1951
1913
1838
1267
852
449
2383
2443
2481
2490
2504
2376
2389
2366
9810
10536
10444
10344
10273
10810
11146
11414
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Fixed
Cellular (Argentina & Paraguay)
Internet & others

The main component of operating costs, **fixed asset depreciation**, increased by P$147 million or 20%, to P$888 million during 1H02 as consequence of the effects of capitalized foreign currency exchange differences originated by debt and the incorporation of new assets into cellular and data transmission activities during last fiscal year.

Amortization of intangible assets decreased by P$4 million or 6% to P$59 million for 1H02 mainly due to re-expression of the figures as of June 30, 2001.

Expenses related to taxes decreased by P$7 million or 9% to P$75 million, as a result of the inflationary adjustment of 1H01 figures.

Materials and supplies charges decreased by P$67 million or 44% to P$86 million mainly due to lower expenses associated with reduced installation of new lines in the basic telephony activity and to maintenance of the network and buildings. Furthermore, savings were registered as some materials were recuperated from third parties. These effects were partially offset by higher provisions made for scrap materials.

The allowance for doubtful accounts decreased by P$36 million or 20% to P$144 million. The decrease can be largely attributed to re-expression of the figures as of June 30, 2001 in spite of the deterioration of the level of collections, particularly evident in the residential segment.



Allowance for doubtful
% of Net Revenues
14%
12%
10%
8%
6%
4%
2%
0%
240
200
160
120
80
40
3.9%
4.8%
5.4%
6.6%
7.7%
14.4%
9.0%
5.3%
63
74
82
98
117
207
103
41
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02

Commissions paid to cellular vendors decreased by P$29 million or 74% to P$10 million during 1H02 as consequence of the lower number of new subscribers incorporated during the period, deductions related to early disconnections, and to a lower average commission paid per new customer.

Interconnection costs decreased by P$20 million or 22% to P$72 million for 1H02, as these costs increased less than the rate of inflation.



Interconnection
(In MM P$)
200
160
120
80
40
0
¢
15
12
9
6
3
0
17.2
14.1
14.5
14.1
13.7
13.7
11.2
7.7
14.1
11.3
11.3
11.3
11.2
11.2
9.1
6.1
94
78
43
59
49
43
49
51
49
43
43
52
39
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Costs
Revenues
Tariff paid LDT*
Tariff collected LDT*
*Long Distance Transport / per minute

Service fees decreased by P$42 million, or 42%, to P$58 million principally due to lower fees related to information services (call centers and 110 information service) in the basic telephony activity. Fees paid to the data base manager and agents related to the pre-subscription process also decreased.

Management fees decreased by P$102 million, or 84%, to P$19 million for 1H02 due to a temporary decrease in the management fee from 3% of net revenues to 1.25% for the period comprised between October 1, 2001 and March 31, 2002. Furthermore, the Company and the Operators have agreed to suspend certain rights and duties of both parties of the management contract, from April 1, 2002 until December 31, 2002, whereby the management fee has been suspended.

Costs related to advertising decreased by P$63 million or 79% to P$17 million for 1H02 mainly due to lower expenses related to media advertising and promotional campaigns resulting from the cost control actions enforced by the Company.

Regarding costs of other activities, the cost of cellular handsets decreased by P$43 million or 84% to P$8 million and can be largely attributed to the lower number of cellular handsets sold. Additionally, expenses related to sales commissions for pre-subscription and call centers in the basic telephony business decreased as these tasks are now performed internally by Telecom Argentina.

Lines per employee



903
974
1,022
1,049
1,067
1,110
1,109
1,125
382
364
373
378
379
360
336
318
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Cellular (Argentina & Paraguay)
Fixed

Finally, other expenses decreased by P$86 million or 35%. The decrease was largely due to lower bonuses paid to cellular agents, lower roaming charges and lower commissions paid in the cellular activity.

Financial and Holding Results

The loss resulting from financial and holding results increased by P$5,884 million to P$6,101million for 1H02, as compared to the loss in 1H01 (P$217 million). This increase can be largely attributed to a loss of P$5,215 million from currency exchange differences that arose from the Peso devaluation which affected the net foreign currency monetary position but was only partially offset by the higher capitalized foreign currency exchange differences by debt for fixed assets acquisitions by P$1,137 million. Furthermore, the interest on foreign currency liabilities increased by P$148 million due to the continuing deterioration of the peso. Lastly, a loss of P$1,193 million was registered for the inflation effect on monetary assets and liabilities.

Other Expenses

Other expenses, (net) increased by P$24 million or 47% to P$75 million for 1H02 compared with 1H01. The increase was mainly due to higher reserves for lawsuits and contingencies and results from the sales of fixed assets and other income and expenses (net), partially offset by lower severance payments in the basic telephony activity.

Tax on Bank Debits and Credits

As stipulated in Law N°25,413 and related decrees, beginning April 3, 2001, the Company began to pay the Tax on Bank Debits and Credits. This resulted in an increase of P$12 million for 1H02, totaled P$22 million. As of June 30, 2002, this tax has been re-classified and included in Operating Expenses as Taxes.

Statements of Cash Flow

Cash flow from operating activities for 1H02 decreased by P$24 million as compared to 1H01.

Meanwhile, cash flow applied to investing activities for 1H02 decreased by P$538 million as compared to 1H01.

Funds allocated to financing activities decreased by P$38 million for 1H02. This was a result of lower debt proceeds (P$907 million), partially offset by lower debt payments (P$460 million) and dividends. For the fiscal year 2001 the Annual Shareholders Meeting approved the nondistribution of dividends.

Investment Plan

Telecom has investments of P$19,608 million in fixed assets, since the start of operations on November 8, 1990 (including capitalized foreign currency exchange differences by debt registered of P$1,144 million), of which P$1,313 million corresponds to 1H02.

Investments in Fixed assets
cumulative since Nov'90
(in MM P$)



Fijo
78%
Celular
14%
Otros
8%

Total investments as of 06/30/02: MM P$19,608

Of the total amount invested for 1H02, P$169 million (excluding the deferred exchange differences mentioned above), 77.5% or P$131 million corresponds to basic telephony, data transmission and Internet (outside plant 16%, switching 10%, transmission 36%, information systems 32%, infrastructure 2%, and others 4%), 21.9% or P$37 million to cellular telephony, and 0.6% or P$1 million to directory publishing.

Capital Expenditures
(in MM P$*)



252
86
164
2
80
61
19
518
195
319
4
169
37
131
1
3m-Jun01
3m-Jun02
6m-Jun01
6m-Jun02
Fixed
Cellular
Others

* This figure does not include deferred exchange differences.

Other Matters

Suspension of Interest Payments

On June 24, 2002, Telecom Argentina and its controlled subsidiaries Telecom Personal and Publicom (collectively "the Companies") resolved to suspend interest payments on all their financial debt obligations, as a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current macroeconomic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated tariffs. Telecom Argentina previously announced the suspension of principal payments by the Companies on such indebtedness as of April 2, 2002.

The Companies will continue meeting their obligations related to commercial activity in the ordinary course of business.

Appointment of the new C.E.O.

On July 16, 2002, the Board of Directors of the Company appointed Mr. Carlos Alberto Felices as new Chief Executive Officer ("C.E.O."). Mr. Felices took charge of his new duties on August 1, 2002.

NYSE Notification

Telecom has been notified by the New York Stock Exchange ("NYSE") that it has fallen below the NYSE's continued listing criteria relating to the minimum share price. The NYSE requires that the average closing price of a security not be less than $1.00 over a 30-day trading period.

Under NYSE rules, once notified of its failure to meet the minimum share price criteria, a company must bring its share price and average share price back above $1.00 within six months of receipt of the notification or if deemed necessary have until its next shareholders meeting if approval from its shareholders is necessary to implement a corporate action that will cure the price deficiency. Telecom is currently in discussions with the NYSE with respect to this issue and is reviewing its options in order to cure this deficiency.

Ownership Structure



Nortel
Inversora
ESOP
4.68%
40.58%
54.74%
50%
50%
Telecom
Italia
Group
France
Telecom
Group
Public
Float

****

Trading Activity - NYSE



Volumen
MM ADR
US$ / ADR
22.6
14.0
35.5
17.5
14.8
28.8
15.8
7.6
30.2
8.3
5.8
27.5
6.7
2.6
25.3
2.9
0.6
23.1
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Volume
High
Low

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government's transfer of the telecommunications system in the northern region.

Trading Activity
Bolsa de Comercio de Bs. As.



Volumen
MM shares
P$/share
4.5
2.8
62.9
3.5
3.0
47.9
3.2
1.5
44.2
2.0
1.2
39.7
3.1
1.8
30.5
1.4
0.58
28.4
Sep00
Dec00
Mar01
Jun01
Sep01
Dec01
Volume
High
Low

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom's common stock. Nortel is a holding company controlled by a consortium comprised of the Telecom Italia group,with 50% of the common stock of Nortel, and the France Telecom group with the remaining 50%.

As of June 30, 2002, Telecom had 984,380,978 shares outstanding.

****

For more information, please contact
Investor Relations Department :

Pedro Insussarry
54-11-4968-3743
pinsussa@ta.telecom.com.ar

Moira Colombo
54-11-4968-3628
mcolombo@ta.telecom.com.ar
Fax number 54-11-4313-5842

Mariela Teló
54-11-4968-5373
mtelo@ta.telecom.com.ar

Hector Salomon
54-11-4968-3626
hsalomon@ta.telecom.com.ar

Voice mail 54-11-4968-3627
Fax number 54-11-4313-5842

For information about Telecom Group services visit

www.telecom.com.ar

www.telecompersonal.com.ar

www.telecominternet.com.ar

www.arnet.com.ar

www.radar.com.ar

e-company.telecom.com.ar

epymes.com.ar

www.tstore.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Juan Carlos Masjoan
Chairman

****

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

****

(Financial Tables follow)

****

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

SIX MONTH PERIOD AND SECOND QUARTER - FISCAL YEAR 2002 .
(In millions of Argentine constant pesosas of June 30, 2002, except statistical and ratio data)

1- Consolidated Balance Sheet

	As of June 30			
	2,002	2,001	Δ $	Δ %
Cash, equivalents and investments	587	243	344	142%
Trade receivables	675	1,471	(796)	-54%
Other current assets	756	543	213	39%
TOTAL CURRENT ASSETS	2,018	2,257	(239)	-11%
Trade receivables	2	10	(8)	-80%
Fixed assets	9,838	9,834	4	0%
Other non-current assets	1,496	1,148	348	30%
TOTAL NON-CURRENT ASSETS	11,336	10,992	344	3%
TOTAL ASSETS	13,354	13,249	105	1%
Accounts payable	603	1,005	(402)	-40%
Loans	11,893	1,763	10,130	575%
Other current liabilities	189	327	(138)	-42%
TOTAL CURRENT LIABILITIES	12,685	3,095	9,590	310%
Accounts payable	6	41	(35)	-85%
Loans	-	4,853	(4,853)	-100%
Other non-current liabilities	123	612	(489)	-80%
TOTAL NON-CURRENT LIABILITIES	129	5,506	(5,377)	-98%
TOTAL LIABILITIES	12,814	8,601	4,213	49%
Minority Interest	1	24	(23)	-96%
Shareholders' equity	539	4,624	(4,085)	-88%
TOTAL LIABILITIES AND EQUITY	13,354	13,249	105	1%

2- Consolidated Loans

	As of June 30			
	2,002	2,001	Δ $	Δ %
Corporate Bonds	5,963	292	5,671	1942%
Banks	2,549	878	1,671	190%
On purchase of fixed assets and inventories	3,381	593	2,788	470%
TOTAL CURRENT LOANS	11,893	1,763	10,130	575%
Corporate Bonds	-	2,708	(2,708)	-100%
Banks	-	743	(743)	-100%
On purchase of fixed assets and inventories	-	1,402	(1,402)	-100%
TOTAL NON-CURRENT LOANS	-	4,853	(4,853)	-100%
TOTAL LOANS	11,893	6,616	5,277	80%

3- Consolidated Income Statement
Six-Month Comparison

	As of June 30			
	2,002	2,001	Δ $	Δ %
Net revenues	1,914	2,991	(1,077)	-36%
Cost of services provided	(1,254)	(1,496)	242	-16%
GROSS PROFIT	660	1,495	(835)	-56%
Administrative expenses	(154)	(257)	103	-40%
Selling expenses	(545)	(804)	259	-32%
OPERATING (LOSS)/PROFIT	(39)	434	(473)	-109%
Equity income from related companies	(20)	(10)	(10)	100%
Financial & holding results	(6,101)	(217)	(5,884)	2712%
Other incomes & expenses	(75)	(51)	(24)	47%
Tax on Bank debits and credits	-	(10)	10	-100%
RESULTS FROM ORDINARY OPERATIONS	(6,235)	146	(6,381)	-4371%
Taxes on income	2,127	(66)	2,193	-3323%
Minority interest	11	-	11	-
NET (LOSS)/INCOME	(4,097)	80	(4,177)	-5221%
EBITDA (*)	908	1,238	(330)	-27%
As a % of Net Revenues	47%	41%		

Consolidated Income Statement
Three-Month Comparison

	As of June 30			
	2,002	2,001	Δ $	Δ %
Net revenues	767	1,473	(706)	-48%
Cost of services provided	(619)	(778)	159	-20%
GROSS PROFIT	148	695	(547)	-79%
Administrative expenses	(67)	(132)	65	-49%
Selling expenses	(190)	(352)	162	-46%
OPERATING (LOSS)/PROFIT	(109)	211	(320)	-152%
Equity income from related companies	(16)	(6)	(10)	167%
Financial & holding results	(1,373)	(108)	(1,265)	1171%
Other incomes & expenses	(38)	(39)	1	-3%
Tax on Bank debits and credits	-	(10)	10	-100%
RESULTS FROM ORDINARY OPERATIONS	(1,536)	48	(1,584)	-3300%
Taxes on income	685	(29)	714	-2462%
Minority interest	15	-	15	-
NET (LOSS)/INCOME	(836)	19	(855)	-4500%
EBITDA (*)	352	620	(268)	-43%
As a % of Net Revenues	46%	42%		

(*) EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization)= OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditure and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be consider as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

4- Consolidated Statement of Cash Flow
Six-Month Comparison

	As of June 30			
	2,002	2,001	Δ $	Δ %
Net income	(4,097)	80	(4,177)	-5221%
Depreciation and Amortization	947	804	143	18%
Increase in provisions	171	186	(15)	-8%
(Increase)/decrease in Trade Receivables	108	31	77	248%
(Decrease)/increase in Accounts Payable	(272)	(542)	270	-50%
Others, net	3,954	276	3,678	1333%
Total Funds generated by Operating Activities	811	835	(24)	-3%
Total Funds applied to Investing Activities	(265)	(803)	538	-67%
Dividends paid	-	(417)	417	-100%
Interests and financial expenses	(384)	(452)	68	-15%
Increase in financial debt, net	(38)	409	(447)	-109%
Total Funds applied to Financing Activities	(422)	(460)	38	-8%
Increase/(decrease) of Funds	124	(428)	552	-129%

Consolidated Statement of Cash Flow
Three-Month Comparison

	As of June 30			
	2,002	2,001	Δ $	Δ %
Net income	(836)	19	(855)	-4500%
Depreciation and Amortization	461	409	52	13%
Increase in provisions	50	106	(56)	-53%
(Increase)/decrease in Trade Receivables	(61)	35	(96)	-274%
(Decrease)/increase in Accounts Payable	(255)	(161)	(94)	58%
Others, net	818	65	753	1158%
Total Funds generated by Operating Activities	177	473	(296)	-63%
Total Funds applied to Investing Activities	(7)	(596)	589	-99%
Dividends paid	-	(69)	69	-100%
Interests and financial expenses	(233)	(305)	72	-24%
Increase in financial debt, net	(3)	284	(287)	-101%
Total Funds applied to Financing Activities	(236)	(90)	(146)	162%
Increase/(decrease) of Funds	(66)	(213)	147	-69%

5- Consolidated Revenues Breakdown
Six-Month Comparison

	As of June 30			
	2,002	2,001	Δ $	Δ %
National Basic Telephony	1,177	1,829	(652)	-36%
Measured service				
Local	285	403	(118)	-29%
DLD	225	372	(147)	-40%
Monthly basic charges	353	542	(189)	-35%
Supplementary Services (monthly charges)	66	119	(53)	-45%
Installation fees	10	25	(15)	-60%
Public telephones	98	170	(72)	-42%
Interconnection - fixed	70	78	(8)	-10%
Interconnection - cellular	21	23	(2)	-9%
Lease of lines and circuits - fixed	12	20	(8)	-40%
Lease of lines and circuits - cellular	12	18	(6)	-33%
Others	25	59	(34)	-58%
International Telephony	80	127	(47)	-37%
Outgoing revenues	80	121	(41)	-34%
Settlement revenues (net)	-	6	(6)	-100%
Cellular Telephony	523	830	(307)	-37%
Telecom Personal	427	771	(344)	-45%
Monthly fee and measured service	157	313	(156)	-50%
Pre-paid card	62	100	(38)	-38%
Calling Party Pays	142	241	(99)	-41%
Handset sales	4	37	(33)	-89%
Others	62	80	(18)	-23%
Núcleo	96	59	37	63%
Monthly fee and measured service	27	16	11	69%
Pre-paid card	15	10	5	50%
Calling Party Pays	43	31	12	39%
Handset sales	1	-	1	-
Others	10	2	8	400%
Data transmission	160	243	(83)	-34%
Terrestrial Networks	43	67	(24)	-36%
Lease of data circuits	15	41	(26)	-63%
Monthly charges & Internet Traffic	59	63	(4)	-6%
International connectivity	31	37	(6)	-16%
Others	12	35	(23)	-66%
Internet	35	39	(4)	-10%
Internet monthly fee	27	27	-	0%
Internet traffic	8	12	(4)	-33%
Telephone Directories (Publicom)	2	31	(29)	-94%
Turnover tax	(63)	(108)	45	-42%
NET REVENUES	1,914	2,991	(1,077)	-36%

Consolidated Revenues Breakdown
Three-Month Comparison

	As of June 30			
	2,002	2,001	Δ $	Δ %
National Basic Telephony	472	913	(441)	-48%
Measured service				
Local	111	209	(98)	-47%
DLD	92	180	(88)	-49%
Monthly basic charges	136	270	(134)	-50%
Supplementary Services (monthly charges)	25	55	(30)	-55%
Installation fees	6	15	(9)	-60%
Public telephones	39	80	(41)	-51%
Interconnection - fixed	30	31	(1)	-3%
Interconnection - cellular	9	11	(2)	-18%
Lease of lines and circuits - fixed	5	14	(9)	-64%
Lease of lines and circuits - cellular	5	10	(5)	-50%
Others	14	38	(24)	-63%
International Telephony	31	59	(28)	-47%
Outgoing revenues	31	55	(24)	-44%
Settlement revenues (net)	-	4	(4)	-100%
Cellular Telephony	205	400	(195)	-49%
Telecom Personal	177	371	(194)	-52%
Monthly fee and measured service	63	153	(90)	-59%
Pre-paid card	28	47	(19)	-40%
Calling Party Pays	59	120	(61)	-51%
Handset sales	2	18	(16)	-89%
Others	25	33	(8)	-24%
Núcleo	28	29	(1)	-3%
Monthly fee and measured service	8	12	(4)	-33%
Pre-paid card	5	4	1	25%
Calling Party Pays	12	15	(3)	-20%
Handset sales	1	-	1	-
Others	2	(2)	4	-200%
Data transmission	68	124	(56)	-45%
Terrestrial Networks	18	32	(14)	-44%
Lease of data circuits	5	20	(15)	-75%
Monthly charges & Internet Traffic	27	30	(3)	-10%
International connectivity	14	17	(3)	-18%
Others	4	25	(21)	-84%
Internet	16	21	(5)	-24%
Internet monthly fee	12	15	(3)	-20%
Internet traffic	4	6	(2)	-33%
Telephone Directories (Publicom)	1	11	(10)	-91%
Turnover tax	(26)	(55)	29	-53%
NET REVENUES	767	1,473	(706)	-48%

6- Consolidated Income Statement by Activities
Six-month period - FY 2002 (01/01/02 - 06/30/02)

	Activities							Variation *	
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	1,141	78	155	505	34	1	1,914	(1,077)	-36%
Salaries and social security contributions	(213)	(11)	(24)	(51)	(4)	(8)	(311)	204	-40%
Agent commissions	-	-	-	(10)	-	-	(10)	29	-74%
Taxes	(41)	(2)	-	(31)	-	(1)	(75)	7	-9%
Materials and supplies	(65)	(2)	(2)	(16)	(1)	-	(86)	67	-44%
Transport and freight	(15)	(1)	-	(3)	(1)	-	(20)	21	-51%
Allowance for doubtful accounts	(94)	(7)	(1)	(35)	(1)	(6)	(144)	36	-20%
Interconnection cost	(72)	-	-	-	-	-	(72)	20	-22%
Lease of lines and circuits	-	(3)	(9)	(9)	(1)	-	(22)	11	-33%
Service fees	(43)	(2)	(3)	(7)	(1)	(2)	(58)	42	-42%
Management fees	(19)	-	-	-	-	-	(19)	102	-84%
Advertising	(8)	-	-	(8)	(1)	-	(17)	63	-79%
Cost of other activities	-	-	-	(8)	-	-	(8)	43	-84%
Sales commisions	(1)	-	-	-	(1)	-	(2)	16	-89%
Others	(69)	(5)	(10)	(75)	(2)	(1)	(162)	86	-35%
EBITDA	501	45	106	252	21	(17)	908	(330)	-27%
EBITDA MARGIN	***44%***	***58%***	***68%***	***50%***	***62%***	***-1700%***	***47%***		
Depreciation of fixed assets	(648)	(15)	(44)	(178)	(2)	(1)	(888)	(147)	20%
Amortization of intangible assets	(28)	-	-	(31)	-	-	(59)	4	-6%
OPERATING RESULTS	(175)	30	62	43	19	(18)	(39)	(473)	-109%
EQUITY INCOME FROM RELATED COMPANIES	(7)	-	(6)	-	-	(7)	(20)	(10)	100%
Generated by assets	(900)	-	(1)	(512)	-	(46)	(1,459)	(1,524)	-2345%
Generated by liabilities	(3,876)	-	-	(784)	-	18	(4,642)	(4,360)	1546%
FINANCIAL AND HOLDING RESULTS	(4,776)	-	(1)	(1,296)	-	(28)	(6,101)	(5,884)	2712%
Termination payments and dismissal indemn.	(18)	-	-	-	-	(2)	(20)	23	-53%
Others	(19)	-	-	(28)	-	(8)	(55)	(47)	588%
OTHER INCOMES AND EXPENSES	(37)	-	-	(28)	-	(10)	(75)	(24)	47%
TAX ON BANK DEBITS AND CREDITS	-	-	-	-	-	-	-	10	-100%
RESULTS FROM ORDINARY OPERATIONS	(4,995)	30	55	(1,281)	19	(63)	(6,235)	(6,381)	-4371%
Taxes on income	1,672	(6)	(21)	477	(7)	12	2,127	2,193	-3323%
Minirity interest	-	-	-	11	-	-	11	11	100%
NET (LOSS)/INCOME	(3,323)	24	34	(793)	12	(51)	(4,097)	(4,177)	-5221%

* Six month period FY 2002 vs. Six month period FY 2001

Consolidated Income Statement by Activities
Six-month period FY 2001 (01/01/01 - 06/30/01)

	Activities						
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities
NET REVENUES	1,769	123	235	798	37	29	2,991
Salaries and social security contributions	(329)	(16)	(33)	(84)	(12)	(41)	(515)
Agent commissions	-	-	-	(39)	-	-	(39)
Taxes	(31)	(4)	(4)	(43)	-	-	(82)
Materials and supplies	(111)	(6)	(12)	(16)	(2)	(6)	(153)
Transport and freight	(25)	(4)	(4)	(6)	(2)	-	(41)
Allowance for doubtful accounts	(117)	(8)	-	(53)	-	(2)	(180)
Interconnection cost	(90)	(2)	-	-	-	-	(92)
Lease of lines and circuits	-	-	(15)	(16)	(2)	-	(33)
Service fees	(68)	(4)	(4)	(14)	-	(10)	(100)
Management fees	(121)	-	-	-	-	-	(121)
Advertising	(45)	(1)	(2)	(18)	(12)	(2)	(80)
Cost of other activities	-	-	-	(51)	-	-	(51)
Sales commissions	(14)	-	-	-	(4)	-	(18)
Others	(88)	(9)	(9)	(138)	(3)	(1)	(248)
EBITDA	730	69	152	320	-	(33)	1,238
EBITDA MARGIN	***41%***	***56%***	***65%***	***40%***	0%	***-114%***	***41%***
Depreciation of fixed assets	(516)	(16)	(27)	(178)	(2)	(2)	(741)
Amortization of intangible assets	(29)	(2)	-	(32)	-	-	(63)
OPERATING RESULTS	185	51	125	110	(2)	(35)	434
EQUITY INCOME FROM RELATED COMPANIES	(2)	-	(8)	-	-	-	(10)
Generated by assets	53	-	-	12	-	-	65
Generated by liabilities	(200)	-	-	(82)	-	-	(282)
FINANCIAL AND HOLDING RESULTS	(147)	-	-	(70)	-	-	(217)
Termination payments and dismissal indemn.	(41)	-	-	-	(2)	-	(43)
Others	2	-	-	(6)	-	(4)	(8)
OTHER INCOMES AND EXPENSES	(39)	-	-	(6)	(2)	(4)	(51)
TAX ON BANK DEBITS AND CREDITS	(8)	-	-	(2)	-	-	(10)
PROFIT FROM ORDINARY OPERATIONS	(11)	51	117	32	(4)	(39)	146
Taxes on income	(4)	(18)	(41)	(19)	2	14	(66)
Minority interest	-	-	-	-	-	-	-
NET (LOSS)/INCOME	(15)	33	76	13	(2)	(25)	80

Consolidated Income Statement by Activities
Second Quarter FY 2002 (04/01/02 - 06/30/02)

	Activities							Variation *	
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	455	30	66	200	16	-	767	(706)	-48%
Salaries and social security contributions	(90)	(5)	(10)	(22)	(2)	(3)	(132)	123	-48%
Agent commissions	-	-	-	(4)	-	-	(4)	6	-60%
Taxes	(26)	(1)	-	(14)	-	(1)	(42)	(1)	2%
Materials and supplies	(37)	(1)	(1)	(7)	-	-	(46)	31	-40%
Transport and freight	(6)	-	-	(1)	(1)	-	(8)	13	-62%
Allowance for doubtful accounts	(18)	(2)	-	(18)	-	(3)	(41)	57	-58%
Interconnection cost	(29)	-	-	-	-	-	(29)	20	-41%
Lease of lines and circuits	-	(3)	(4)	(2)	-	-	(9)	6	-40%
Service fees	(24)	-	-	(4)	-	(1)	(29)	18	-38%
Management fees	-	-	-	-	-	-	-	58	-100%
Advertising	(3)	-	-	(2)	-	-	(5)	28	-85%
Cost of other activities	-	-	-	(4)	-	-	(4)	20	-83%
Sales commisions	-	-	-	-	(1)	-	(1)	3	-75%
Others	(27)	(1)	(10)	(25)	(1)	(1)	(65)	56	-46%
EBITDA	195	17	41	97	11	(9)	352	(268)	-43%
EBITDA MARGIN	***43%***	***57%***	***62%***	***49%***	***69%***	***0%***	***46%***		
Depreciation of fixed assets	(323)	(8)	(22)	(80)	(1)	-	(434)	(57)	15%
Amortization of intangible assets	(13)	-	-	(14)	-	-	(27)	5	-16%
OPERATING RESULTS	(141)	9	19	3	10	(9)	(109)	(320)	-152%
EQUITY INCOME FROM RELATED COMPANIES	(5)	-	(4)	-	-	(7)	(16)	(10)	167%
FINANCIAL AND HOLDING RESULTS	(1,136)	-	(1)	(231)	-	(5)	(1,373)	(1,265)	1171%
Termination payments and dismissal indemn.	(11)	-	-	-	-	(2)	(13)	10	-43%
Others	(19)	-	-	(4)	-	(2)	(25)	(9)	56%
OTHER INCOMES AND EXPENSES	(30)	-	-	(4)	-	(4)	(38)	1	-3%
TAX ON BANK DEBITS AND CREDITS	-	-	-	-	-	-	-	10	-100%
RESULTS FROM ORDINARY OPERATIONS	(1,312)	9	14	(232)	10	(25)	(1,536)	(1,584)	-3300%
Taxes on income	490	1	(7)	202	(4)	3	685	714	-2462%
Minirity interest	-	-	-	15	-	-	15	15	100%
NET (LOSS)/INCOME	(822)	10	7	(15)	6	(22)	(836)	(855)	-4500%

* Second quarter FY 2002 vs. Second Quarter FY 2001

Consolidated Income Statement by Activities
Second Quarter FY 2001 (04/01/01 - 06/30/01)

	Activities						
	Local Telephony	International Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Consolidated Activities
NET REVENUES	883	57	120	383	19	11	1,473
Salaries and social security contributions	(165)	(8)	(15)	(41)	(6)	(20)	(255)
Agent commissions	-	-	-	(10)	-	-	(10)
Taxes	(14)	(2)	(2)	(23)	-	-	(41)
Materials and supplies	(56)	(4)	(6)	(9)	-	(2)	(77)
Transport and freight	(11)	(2)	(4)	(2)	(2)	-	(21)
Allowance for doubtful accounts	(66)	(4)	-	(28)	-	-	(98)
Interconnection cost	(47)	(2)	-	-	-	-	(49)
Lease of lines and circuits	-	-	(7)	(8)	-	-	(15)
Service fees	(33)	(2)	(2)	(8)	2	(4)	(47)
Management fees	(58)	-	-	-	-	-	(58)
Advertising	(18)	(1)	-	(6)	(6)	(2)	(33)
Cost of other activities	-	-	-	(24)	-	-	(24)
Sales commissions	(2)	-	-	-	(2)	-	(4)
Others	(45)	(5)	(3)	(64)	(3)	(1)	(121)
EBITDA	368	27	81	160	2	(18)	620
EBITDA MARGIN	***42%***	***47%***	***68%***	***42%***	***11%***	***-164%***	***42%***
Depreciation of fixed assets	(262)	(8)	(13)	(90)	(2)	(2)	(377)
Amortization of intangible assets	(13)	(2)	-	(17)	-	-	(32)
OPERATING RESULTS	93	17	68	53	-	(20)	211
EQUITY INCOME FROM RELATED COMPANIES	(2)	-	(4)	-	-	-	(6)
FINANCIAL AND HOLDING RESULTS	(75)	-	-	(33)	-	-	(108)
Termination payments and dismissal indemn.	(21)	-	-	-	(2)	-	(23)
Others	(4)	-	-	(10)	-	(2)	(16)
OTHER INCOMES AND EXPENSES	(25)	-	-	(10)	(2)	(2)	(39)
TAX ON BANK DEBITS AND CREDITS	(8)	-	-	(2)	-	-	(10)
PROFIT FROM ORDINARY OPERATIONS	(17)	17	64	8	(2)	(22)	48
Taxes on income	(2)	(6)	(22)	(9)	2	8	(29)
Minority interest	-	-	-	-	-	-	-
NET (LOSS)/INCOME	(19)	11	42	(1)	-	(14)	19

7- Ratios

	As of June 30	
	2002	2001
Liquidity	0.16	0.73
Consolidated Financial Indebtedness(*)	20.94	1.37
Non-consolidated Financial Indebtedness(*)(**)	16.26	1.03
Total Consolidated Indebtedness	23.73	1.85
Total Non-consolidated Indebtedness(**)	18.52	1.42
Return on equity (***)	(1.34)	0.03

(*) Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders'Equity.

(**) Only Telecom Argentina.

(***) Return on equity = Profit from ordinary operations / (Shareholders' Equity - net income for the period).

8- Statistical Data

	NATIONAL BASIC TELEPHONY					
	June 30, 2002			June 30, 2001		
TELECOM	Cumulat. (1)	6- month period	Quarter (1)	Cumulat. (1)	6- month period	Quarter
Installed lines	3,802,394	2,336	352	3,782,836	58,900	32,023
Lines replaced	1,851,232	-	-	1,851,232	15,088	-
Lines in service (2)	3,632,259	(259,541)	(113,556)	3,914,142	74,311	20,450
Customer lines	3,331,263	(252,359)	(110,311)	3,615,616	40,227	10,158
Public telephony lines	79,679	(2,497)	470	82,732	2,696	1,536
Digitalization (%)	100	-	-	100	-	-
Fixed lines in service per 100 inhabitants (northern region)	19.7	(1.5)	(0.7)	21.5	0.4	0.1
Fixed lines in service per employee	318	(42)	(18)	378	14	5
Investment in fixed assets (3)	19,608	1,313	80	17,895	518	252

(1) Cumulative since the start of activities.

(2) Includes direct inward dialing numbers connected to digital trunk lines

(3) Includes deferred exchange differences registered during the present quarter of P$1,144 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: August 26, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente